Filed by The Brink’s Company (Commission File No. 001-09148)
pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”)
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: NCR Atleos Corporation
Commission File No.: 001-41728

The following communication is being filed in connection with the proposed acquisition (the “Transaction”) of NCR Atleos Corporation (“NCR Atleos”) by The Brink’s Company (“Brink’s”).

The following is an excerpted communication relating to the Transaction that was shared by Brink’s to certain research analysts on May 12, 2026:

While we are pleased that we have received HSR clearance in the United States, we are still progressing on money transmitter licenses and also have many jurisdictions where regulatory clearance is outstanding. We continue to expect closing by the end of Q1 2027, with no change to timing.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink’s or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this filing is representative only as of the date of the communications included in this filing and Brink’s and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this filing or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) on April 29, 2026, which includes (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus related to the Transaction as filed with the SEC on April 29, 2026 (available at https://www.sec.gov/Archives/edgar/data/78890/000114036126017833/ny20069704x1_s4.htm) . Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus relating to the Transaction filed with the SEC.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.